Via Facsimile and U.S. Mail
Mail Stop 4720

May 21, 2009

Mark W. Durand
SVP & Chief Financial Officer
Watson Pharmaceuticals Inc.
311 Bonnie Circle
Corona, CA 92880-2882

Re: **Watson Pharmaceuticals, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       File No. 1-13305

Dear Mr. Durand:

       We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information to better understand your disclosure. Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the filing in which you intend to
first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of financial Condition and Results of Operations
Long-term Obligations, page 56

1. Please quantify your future potential milestone payments payable to third parties
   as part of your licensing and development programs.

Consolidated Statement of Operations, page F-4

2. You exclude amortization expense of intangible assets from cost of goods sold and present gross profit. Please revise to include amortization, as appropriate, in cost of goods sold or revise to eliminate gross profit from the statement of operations as well as from the discussion in the MD&A. Please refer to SAB Topic 11.B.

Revenue Recognition, page F-9

3. Please clarify to disclose your policy for recognizing milestone revenue for past performance through the date the milestone is attained and for deferring all or a portion of milestone revenue attained and recognizing it over the remainder of the contract performance period.

4. Please disclose the method used to recognize revenues from research, development and licensing agreements (including milestone payments) "based upon the pattern in which the revenue is earned or the obligation is fulfilled."

5. Please disclose your revenue recognition policy related to royalties and commission revenue. Please refer to SAB 104.

Provision for Sales Returns and Allowances
Returns and Other Allowances, page F-10

6. You disclose that you accept customer returns of products for credit. Please tell us what "for credit" means including whether it includes product exchanges and if so under what circumstance you allow exchanges, whether or not the returned product for the exchanged product is resalable, and how you account for your estimates of exchanges and actual exchanges. It may be helpful to provide us an example showing the journal entries made.

Note 8- Goodwill, Product Rights, Other Intangibles, page F-20

7. Please revise to quantify the additional payments that you will make to Teva assuming certain milestones are met on the development-stage products acquired in December 2008 and disclose your accounting policy for these payments.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                      Sincerely,

                      Jim B. Rosenberg
                      Senior Assistant Chief Accountant